UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 16)

CAPITOL BANCORP LTD.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

14056D 10 5
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1{b}
☐ Rule 13d-1{c}
☒ Rule 13d-1{d}

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name(s) of Reporting Person(s) and Internal Revenue Service Identification Number (entities only):

Joseph D. Reid

(2)	Check the Appropriate Box if a Member of a Group (see Instructions):
(a)	☐

(b)	☐

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power:	1,536,088
(6)	Shared Voting Power:	1,090,982
(7)	Sole Dispositive Power:	1,536,088
(8)	Shared Dispositive Power:	1,090,982

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,627,070 (of which 1,398,697 represent shares the person filing has a right to acquire).

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 14.55%

(12)	Type of Reporting Person: IN

END OF COVER PAGE

Item 1(a)
Name of Issuer:                                        Capitol Bancorp Ltd.

Item 1(b)
Address of Issuer’s Principal Executive Offices:

200 N. Washington Square
Lansing, MI 48933

Item 2(a)
Name of Person Filing:                                  Joseph D. Reid

Item 2(b)
Address of Principal Business Office or, if none, Residence Address:

200 N. Washington Square
Lansing, MI 48933

Item 2(c)
Citizenship:                               United States of America

Item 2(d)
Title of Class of Securities:                            Common Stock, No Par Value

Item 2(e)
CUSIP No.:                                  14056D 10 5

Item 3
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not Applicable.

Item 4
Ownership

(a)	Amount Beneficially Owned:

2,627,070 (of which number 1,398,697 represent shares the person filing has a right to acquire).

(b)	Percent of Class:

14.55% (assumes exercise of the person filing’s rights to acquire, but no other rights to acquire).

(c)	Number of Shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	1,536,088
	(ii) Shared power to vote or to direct the vote:	1,090,982
	(iii) Sole power to dispose or to direct the disposition of:	1,536,088
	(iv) Shared power to dispose or to direct the disposition of:	1,090,982

Item 5
Ownership of Five Percent or Less of a Class:  Not applicable.

Item 6
Ownership of More than Five Percent on Behalf of Another Person:  Not applicable.

Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:  Not applicable.

Item 8
Identification and Classification of Members of the Group:  Not applicable.

Item 9
Notice of Dissolution of Group:  Not applicable.

Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2007

Signature:  /s/ Joseph D. Reid

Name:  Joseph D. Reid

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See: 18 USC 1001).